UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Jamba, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

47023A309
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,465
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 610,465
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 821,424
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 821,424
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,465
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 610,465
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,465
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 610,465
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 821,424
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 821,424
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital II Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 821,424
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 821,424
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 821,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,889
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,431,889
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,889
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,431,889
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,889
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,431,889
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47023A309

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Engaged Capital Master Feeder I, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master I”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engaged Capital Master Feeder II, LP, a Cayman Islands exempted limited partnership (“Engaged Capital Master II”), with respect to the Shares directly and beneficially owned by it;

(iii)	Engaged Capital I, LP, a Delaware limited partnership (“Engaged Capital I”), as a feeder fund of Engaged Capital Master I;

(iv)	Engaged Capital I Offshore, Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore”), as a feeder fund of Engaged Capital Master I;

(v)	Engaged Capital II, LP, a Delaware limited partnership (“Engaged Capital II”), as a feeder fund of Engaged Capital Master II;

(vi)	Engaged Capital II Offshore Ltd., a Cayman Islands exempted company (“Engaged Capital Offshore II”), as a feeder fund of Engaged Capital Master II;

(vii)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment advisor of each of Engaged Capital Master I and Engaged Capital Master II;

(viii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and

(ix)	Glenn W. Welling, as the managing member and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II is c/o Codan Trust Company (Cayman) Ltd., Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The address of the principal office of each of Engaged Capital I, Engaged Capital II, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660. The officers and directors of each of Engaged Capital Offshore and Engaged Capital Offshore II and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

CUSIP NO. 47023A309

(c)           The principal business of each of Engaged Capital Master I and Engaged Capital Master II is investing in securities.  Each of Engaged Capital I and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Master I.  Each of Engaged Capital II and Engaged Capital Offshore II is a private investment partnership that serves as a feeder fund of Engaged Capital Master II.  Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, Engaged Capital Offshore, Engaged Capital II and Engaged Capital Offshore II. Engaged Capital is also the general partner of each of Engaged Capital Master I, Engaged Capital Master II, Engaged Capital I, and Engaged Capital II. Engaged Holdings serves as the managing member of Engaged Capital.  Mr. Welling is the Founder, Managing Member and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of each of Engaged Capital Offshore and Engaged Capital Offshore II.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Engaged Capital Master I, Engaged Capital Master II, Engaged Capital Offshore and Engaged Capital Offshore II are organized under the laws of the Cayman Islands.  Engaged Capital I, Engaged Capital II, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware.  Mr. Welling is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 610,465 Shares beneficially owned by Engaged Capital Master I is approximately $7,039,573, excluding brokerage commissions. The aggregate purchase price of the 821,424 Shares beneficially owned by Engaged Capital Master II is approximately $9,710,261, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,403,260 Shares outstanding as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2014.

CUSIP NO. 47023A309

As of the close of business on December 10, 2014, Engaged Capital Master I beneficially owned 610,465 Shares, constituting approximately 3.5% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 610,465 Shares owned by Engaged Capital Master I, constituting approximately 3.5% of the Shares outstanding.

As of the close of business on December 10, 2014, Engaged Capital Master II beneficially owned 821,424 Shares, constituting approximately 4.7% of the Shares outstanding.  Each of Engaged Capital II and Engaged Capital Offshore II, as feeder funds of Engaged Capital Master II, may be deemed to beneficially own the 821,424 Shares owned by Engaged Capital Master II, constituting approximately 4.7% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 1,431,889 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 8.2% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,431,889 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 8.2% of the Shares outstanding.  Mr. Welling, as the managing member and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,431,889 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 8.2% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital Offshore II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

 (c)           Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 11, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 47023A309

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Engaged Capital Master Feeder I, LP, Engaged Capital Master Feeder II, LP, Engaged Capital I, LP, Engaged Capital I Offshore, Ltd., Engaged Capital II, LP, Engaged Capital II Offshore Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling, dated December 11, 2014.

CUSIP NO. 47023A309

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2014

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 47023A309

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Managing Member and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 47023A309

SCHEDULE A

Directors and Officers of Engaged Capital I Offshore, Ltd. and Engaged Capital II Offshore Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia

Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 47023A309

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER I, LP

Purchase of Common Stock	4,326	12.2857	11/05/2014
Purchase of Common Stock	3,549	12.3733	11/05/2014
Purchase of Common Stock	4,326	12.6138	11/05/2014
Purchase of Common Stock	4,110	12.2740	11/05/2014
Purchase of Common Stock	600	12.4990	11/05/2014
Purchase of Common Stock	4,326	12.3982	11/05/2014
Purchase of Common Stock	2,163	12.3526	11/05/2014
Purchase of Common Stock	4,326	12.4316	11/05/2014
Purchase of Common Stock	3,893	12.4580	11/05/2014
Purchase of Common Stock	4,320	12.4453	11/06/2014
Purchase of Common Stock	1,728	12.3724	11/06/2014
Purchase of Common Stock	3,600	12.3472	11/06/2014
Purchase of Common Stock	4,320	12.3708	11/06/2014
Purchase of Common Stock	2,160	12.4850	11/06/2014
Purchase of Common Stock	4,320	12.4076	11/06/2014
Purchase of Common Stock	3,584	12.3749	11/06/2014
Purchase of Common Stock	4,320	12.4827	11/06/2014
Purchase of Common Stock	933	12.7769	12/09/2014
Purchase of Common Stock	5,994	12.7879	12/09/2014
Purchase of Common Stock	10,827	13.1450	12/09/2014
Purchase of Common Stock	3,417	13.2596	12/10/2014

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Common Stock	4,656	12.3733	11/05/2014
Purchase of Common Stock	5,674	12.3982	11/05/2014
Purchase of Common Stock	5,674	12.6138	11/05/2014
Purchase of Common Stock	7,000	11.7994	11/05/2014
Purchase of Common Stock	5,107	12.4580	11/05/2014
Purchase of Common Stock	10,000	12.3982	11/05/2014
Purchase of Common Stock	2,837	12.3526	11/05/2014
Purchase of Common Stock	15,000	12.0378	11/05/2014
Purchase of Common Stock	7,000	12.4152	11/05/2014
Purchase of Common Stock	7,000	12.2369	11/05/2014
Purchase of Common Stock	5,674	12.4316	11/05/2014
Purchase of Common Stock	10,000	12.4316	11/05/2014
Purchase of Common Stock	5,674	12.2857	11/05/2014
Purchase of Common Stock	4,400	12.4990	11/05/2014
Purchase of Common Stock	5,390	12.2740	11/05/2014
Purchase of Common Stock	5,680	12.4076	11/06/2014
Purchase of Common Stock	5,680	12.3708	11/06/2014
Purchase of Common Stock	2,840	12.4850	11/06/2014

Purchase of Common Stock	5,680	12.4827	11/06/2014
Purchase of Common Stock	4,711	12.3749	11/06/2014
Purchase of Common Stock	5,680	12.4453	11/06/2014
Purchase of Common Stock	2,272	12.3724	11/06/2014
Purchase of Common Stock	6,400	12.3472	11/06/2014
Purchase of Common Stock	6,300	12.2187	12/01/2014
Purchase of Common Stock	8,400	12.7879	12/09/2014
Purchase of Common Stock	14,446	13.1450	12/09/2014
Purchase of Common Stock	10,967	12.7769	12/09/2014
Purchase of Common Stock	7,683	13.2596	12/10/2014